

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 7, 2016

Mr. Michael J. Liebman
Chief Financial Officer
Global Water Resources, Inc.
21410 N 19th Avenue #220
Phoenix, AZ 85027

> **Re:** **Global Water Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 17, 2016**
> **File No. 333-209025**

Dear Mr. Liebman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2016 letter.

General

1. We note your revised disclosure that there will be 9 holders of record of your outstanding common stock after the Reorganization Transaction but before the offering. This does not appear to be accurate, given that 37.5% of your stock will be held by public investors at that time. Please advise or revise.

2. Please tell us why you do not believe you are required to provide tax opinions pursuant to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Prospectus Summary

Our Company, page 1

3. We note your response to comment 7. While the materials you highlight support your statements that you "have become a leader in Total Water Management practices," and you have "sector-leading technology," they do not appear to support your assertion that you "are a leading water resource management company." Therefore, please disclose the basis for this assertion. If you do not have independent support for the statement, please revise the language to make clear that this is your belief based upon management's experience in the industry, if true.

Summary Risk Factors, page 4

4. We note your response to comment 10. However, please revise your risk factor regarding the JOBS Act to disclose your election to take advantage of certain reduced disclosure requirements available to emerging growth companies.

Risk Factors, page 8

5. We note your response to comment 12. Please tell us what consideration you gave to including risk factor disclosure regarding the possibility that the exemption from registration for the issuance of shares in connection with the Reorganization Transaction will not be available to you.

The Transactions

Reorganization Transactions, page 31

6. We note your response to comment 16. Please include the information contained in your response in the prospectus.

7. We note your response to comment 19. Please include in your disclosure your plans for issuing press releases announcing the completion of the offering and the Reorganization Transaction, the pricing of the offering and the expected concurrent closing of the offering and the Reorganization Transaction, and/or that the Reorganization Transaction and offering will not be completed. In addition, given that at the time you price the offering you anticipate knowing with a high degree of certainty that the Reorganization Transaction will be able to be consummated, please tell us whether you plan to price the offering immediately following effectiveness of the S-1.

8. We note that the Supreme Court of British Columbia will issue an interim and final order pursuant to Section 291 of the British Corporations Act (British Columbia), and that the Supreme Court of British Columbia will approve the issuance and exchange of securities in connection with the exemption for such issuance pursuant to Section 3(a)(10) of the

Securities Act. Please revise to clarify whether the Court's orders and the Court's approval of the issuance/exchange of securities are one and the same.

Principal Stockholders, page 100

9. Please disclose the natural person(s) or public company that has the ultimate investment or voting control over shares held by GWR Global Water Resources Corp. Refer, by analogy, to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

Cc: Michael M. Donahey, Esq.